Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on May 8, 2007. Following is a summary of the proposals submitted to shareholders for vote at the meeting and the votes cast:

Proposal
Common and Preferred shares
Election of Arthur G. Koumantzelis as trustee until the
2010 annual meeting.
Votes for 	Votes withheld		 Votes abstained
2,554,635 	    26,250 			0
Preferred shares
Election of Barry M. Portnoy as trustee until the 2010
annual meeting.
Votes for 	Votes withheld		 Votes abstained
855 		     5				 0

Proposal
Common and Preferred shares
Amendment to declaration of trust to explicitly provide
that any shareholder that breaches the Funds declaration
of trust or bylaws will indemnify and hold harmless the Fund
(and, if applicable, any charitable trustee) from and
against all costs, expenses, penalties, fines and other
amounts, including attorneys and other professional fees,
arising from the shareholders breach, together with interest on such amounts.
Votes for 	Votes against 	    Votes abstained 	Broker Non-Vote
861,007 	38,689 			21,016 		    1,660,173